



Report to Shareholders

Second Quarter 2003

National Bank announces 18% increase in earnings per share for second quarter 2003

- *Net income up 13% to $138 million*
- *14% growth in net income for Personal and Commercial*
- *Credit quality remains excellent*
- *Quarterly dividend increased by 7.7%*

MONTREAL, May 29, 2003 – National Bank of Canada declared net income of $138 million for the second quarter ended April 30, 2003, for an increase of 13% compared to $122 million for the corresponding period of 2002. Earnings per share were $0.73 for the quarter versus $0.62 for the second quarter of 2002, up 18%. Return on common shareholders' equity was 14.8% for the second quarter of 2003 compared to 13.1% for the corresponding period in 2002.

Strong growth in net income for the quarter versus the same quarter of 2002 was chiefly attributable to the reduction in the provision for credit losses. In addition, Personal and Commercial recorded net income of $72 million, for an increase of 14%. Wealth Management posted net income of $17 million for the quarter, unchanged from the corresponding quarter of 2002, while net income for Financial Markets was down $41 million to $37 million.

Commenting on these results, Réal Raymond, President and Chief Executive Officer, underscored the Bank's consistently strong performance. "Despite difficult economic conditions in the second quarter marked by volatile financial markets, the National Bank continues to perform well and to pursue its profitability objectives."

For the quarter ended April 30	2003	2002	%
Net income			
Personal and Commercial	72	63	+14
Wealth Management	17	17	-
Financial Markets	37	78	-53
Other	12	(36)	
Total	138	122	+13
Earnings per share	$0.73	$0.62	+18
Return on common shareholders' equity	14.8%	13.1%	

For the six months ended April 30	2003	2002	%
Net income			
Personal and Commercial	163	132	+23
Wealth Management	36	40	-10
Financial Markets	101	135	-25
Other	4	(39)	
Total	304	268	+13
Earnings per share	$1.61	$1.35	+19
Return on common shareholders' equity	16.3%	14.1%	

Mr. Raymond singled out, in particular, the solid performance of the Personal and Commercial segment and the steady results obtained by Wealth Management despite weak trading on the part of investors.

"We remain committed to fostering greater synergy between the various asset management platforms and distribution networks. The Bank is also stepping up its efforts to improve efficiency and to manage its operating expenses more effectively," Mr. Raymond added.

Moreover, the Board of Directors approved a 7.7% increase in the quarterly dividend, raising it from 26 cents to 28 cents per share.

For the six-month period ended April 30, 2003, net income was $304 million, for an increase of $36 million or 13%. Earnings per share rose 19% to $1.61 for the first half of 2003 as against $1.35 for the same period a year earlier. The decline in the provision for credit losses was again the main reason for the increase in net income for the first half of the year.

As at April 30, 2003, specific and general allowances exceeded gross impaired loans by $179 million compared to $159 million as at October 31, 2002, and $92 million a year earlier.

By the end of the quarter, the Bank had repurchased 82% or 7.5 million common shares out of a total 9.1 million under its normal course issuer bid.

Business Development

During the second quarter, the Bank continued to deploy its strategy aimed at further improving customer service. Last year, the Bank took steps to make its services more accessible by extending business hours at 60 of its branches in Quebec and introduced an extensive training plan to further develop the competencies of its front-line personnel. The Bank recently consolidated its efforts in this regard with the introduction of a brand new program intended to help employees in both the Personal and Commercial and Wealth Management segments foster closer ties with their customers. The various measures introduced this past year are yielding favourable results as evidenced by the latest round of surveys which show a steady improvement in customer satisfaction.

Quality customer service also means offering innovative products and services tailored to meet customers' specific needs. The Bank continued to stand out in this regard during the quarter by introducing several highly competitive mortgage offers geared to meeting the expectations of different types of homebuyers. In a similar vein, the Bank also scored an industry first with the recent launch of its Personalized Financing Guide, which makes it easy to identify the borrower profile of its customers and, based on this information, to offer them the financing solutions best suited to their needs.

For more information:

Michel Labonté
Senior Vice-President
Finance and Technology
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Quarterly financial statements are available at all times on the National Bank of Canada website at **www.nbc.ca/investorrelations.**

Conference call on results for the second quarter of fiscal 2003

- A conference call for financial analysts will be held on **May 29, 2003 at 2:30 p.m. Eastern time.**
- Access by telephone:
  1-800-273-9672 or (416) 695-5806
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call

- A recording of the conference call can be heard until June 5, 2003 by calling 1-800-408-3053 or (416) 695-5800. The access code is 1415955.
- A recording of the webcast will also be available on the Internet after the call at **www.nbc.ca/investorrelations.**

Management's Analysis of Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the second quarter and first half of 2003.

Strategic Objectives

The National Bank published its strategic objectives for fiscal 2003 in its 2002 Annual Report. The table below compares these objectives with the results for the second quarter and first half of 2003.

	Objectives	2nd quarter results	First six-month results
Growth in earnings per share	5% - 10%	18%	19%
Return on common shareholders' equity	14% - 16%	14.8%	16.3%
Tier 1 capital ratio	8.75% - 9.50%		9.8%
Dividend payout ratio	30% - 40%		33%*

* Based on earnings per share for the last four quarters excluding the impairment charge for an investment

Analysis of Results

Operating Results

For the second quarter ended April 30, 2003, the National Bank earned net income of $138 million, for an increase of 13%, compared to $122 million for the second quarter of 2002. Earnings per share were $0.73 for the quarter versus $0.62 for the corresponding period of 2002, up 18%. Return on common shareholders' equity rose to 14.8% for the second quarter of 2003 as against 13.1% for the quarter ended April 30, 2002.

For the six-month period ended April 30, 2003, the National Bank recorded net income of $304 million compared to $268 million for the same period of 2002, representing an increase of 13%. At $1.61 for the first six months of 2003, earnings per share were up 19% versus $1.35 for the corresponding period of 2002. Return on common shareholders' equity rose to 16.3% for the first half of 2003 versus 14.1% for the six-month period ended April 30, 2002.

Revenues

Total revenues for the second quarter of 2003 were $773 million, a decrease of $41 million from the $814 million recorded for the corresponding period of 2002.

Net interest income amounted to $343 million for the second quarter of 2003, down $13 million from $356 million for the corresponding period a year earlier. Net interest income for Personal and Commercial rose by $11 million or 4% to reach $300 million, mainly due to an increase of close to $1 billion in deposits from small and medium-sized enterprises. This increase was more than offset by the approximately $10 million reduction in net interest income resulting from asset and liability matching and the cost of financing the acquisition of Altamira. Other income for the quarter totalled $430 million as against $458 million for the second quarter of 2002, for a decline of $28 million. Capital market fees were down $30 million owing to reduced trading by individuals. Gains on investment account securities and income from trading activities were down $15 million in relation to the second quarter of 2002, when the Bank recorded $14 million in revenues generated by merchant banking investments. Moreover, income from trust services and mutual funds rose $17 million owing mainly to income from Altamira.

For the first six months of 2003, total revenues amounted to $1,608 million, for an increase of $32 million over the same period of 2002. The acquisition of Putnam Lovell and of Altamira generated $60 million. The gain on the initial public offering of the Toronto Stock Exchange contributed $26 million. However, net interest income was down $39 million chiefly due to lower income from asset and liability matching.

Operating Expenses

Operating expenses for the second quarter of 2003 amounted to $529 million, up $38 million from $491 million for the corresponding period of 2002. The acquisition of Putnam Lovell and Altamira added $31 million to operating expenses compared to the same quarter of 2002.

For the six-month period ended April 30, 2003, operating expenses amounted to $1,077 million, for an increase of

Management's Analysis of Financial Condition and Operating Results (cont.)

$85 million, including $65 million attributable to acquisitions. If the impact of the acquisitions is excluded, the increase in operating expenses was 2% compared to the first six months of 2002.

Results by Segment

The revenues of each segment are presented on a taxable equivalent basis, i.e., they are grossed up to make the income earned on certain securities comparable with income from other financial instruments. An equivalent amount was added to income taxes. In addition, the provision for credit losses of each operating segment is based on expected losses which are calculated using statistical analyses. The difference between expected losses and actual losses is charged to the "Other" heading.

Personal and Commercial

Personal and Commercial posted net income of $72 million for the second quarter of 2003, up 14% from $63 million for the corresponding period of 2002. Revenues were $447 million, for an increase of $16 million or 4%. Net interest income, which totalled $300 million, rose $11 million owing mainly to the increase of close to $1 billion in the volume of deposits from small and medium-size enterprises. Other income was up by $5 million to $147 million primarily attributable to commercial lending fees and revenues from credit card and insurance activities. Operating expenses for the quarter were $282 million compared to $273 million for the second quarter of 2002. The efficiency ratio was 63.1% versus 63.3% for the same period a year earlier. Lastly, expected loan losses declined by $4 million or 7% from the corresponding period in 2002, reflecting the good quality of the loan portfolio.

For the first six months of 2003, net income for Personal and Commercial rose 23%, from $132 million for the first six months of 2002 to $163 million. Revenues were $915 million, for an increase of $44 million or 5%. Nearly 50% of the increase was attributable to Personal Banking while the other 50% was due to credit card and insurance activities. Operating expenses were $555 million, up 1.5% compared to the first six months of 2002. The efficiency ratio improved, going from 62.8% in the first six months of 2002 to 60.7% in the first six months of this year.

Wealth Management

Net income for the Wealth Management segment totalled $17 million for the second quarter of 2003, unchanged from the corresponding quarter a year earlier. Revenues amounted to $154 million this quarter versus $157 million for the same period in 2002. Lower retail brokerage revenues were offset in part by the addition of $14 million in revenues from Altamira. At $126 million, operating expenses were down $5 million, primarily because of variable expenses related to the decline in brokerage revenues, which were offset in part by Altamira expenses.

For the six-month period ended April 30, 2003, net income for Wealth Management amounted to $36 million as against $40 million for the same period a year earlier. The decline in activity by individuals on capital markets accounted for most of the decrease.

Financial Markets

For the second quarter of 2003, Financial Markets posted net income of $37 million, down $41 million. Revenues for the quarter reached $187 million, for a decrease of $43 million or 19%. A gain generated by merchant banking investments in the second quarter of 2002 accounted for $14 million of this variance. The use of market value to record credit derivatives reduced the segment's revenues by $18 million. The remainder was attributable to lower corporate financing volumes. At $117 million, operating expenses rose $17 million mainly as a result of the addition of Putnam Lovell expenses. Expected loan losses were $12 million for the second quarter of 2003 compared to $8 million for the same period in 2002.

For the first six months of 2003, net income for Financial Markets was $101 million, down $34 million from the same period a year earlier. Revenues were $424 million for the six-month period compared to $427 million for the first half of 2002. The addition of Putnam Lovell revenues was offset by the decline in corporate financing revenues. Operating expenses were $245 million for this six-month period versus $193 million for the same period a year earlier. Most of the increase was attributable to Putnam Lovell operating expenses. The provision for credit losses for the six months was $22 million as against $21 million for the same period in 2002.

Management's Analysis of Financial Condition and Operating Results (cont.)

Other

Net income for the "Other" heading totalled $12 million for the second quarter of 2003 compared to a loss of $36 million for the same period in 2002. The lower provision for credit losses was chiefly responsible for this improvement. The provision for credit losses for the "Other" heading includes the difference between expected losses charged to operating segments and actual loan losses incurred. The favourable $89 million variance compared to the second quarter of 2002 was primarily attributable to the $100 million loss for the telecommunications sector and the $30 million reduction in the general allowance for credit risk.

For the first six months of 2003, net income for the "Other" heading was $4 million as against a loss of $39 million for the corresponding period of 2002. The favourable $285 million variance for the provision for credit losses was primarily due to the revision of the estimated allowance of $185 million in the first quarter of 2002, the $100 million loss for the telecommunications sector and the $30 million reduction in the general allowance for credit risk. The "Discontinued Operations" heading includes the $118 million net gain generated by the sale of U.S. asset-based lending operations in the first quarter of 2002.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $41 million as against $130 million for the corresponding quarter of 2002. For the first six months of fiscal 2003, credit losses were $82 million compared to $375 million for the same period a year earlier. Excluding the revision of the estimated allowance of $185 million recorded in the first quarter of 2002, the provision for credit losses was reduced by $108 million for the six-month period.

As at April 30, 2003, allowances for credit losses exceeded impaired loans by $179 million compared to $159 million as at October 31, 2002, for an improvement of $20 million. New formation of gross impaired loans (less recoveries) amounted to $37 million for the quarter compared to $29 million for the previous quarter.

The ratio of gross private impaired loans to total tangible capital and allowances was 13.3% as at April 30, 2003 versus 14.1% as at October 31, 2002.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in greater detail on page 49 of the 2002 Annual Report.

The following table entitled "Trading Activities" illustrates the distribution of market risk by type of risk, namely, interest rate, foreign exchange and price risk, including commodity and equity risk. Global VaR as at April 30, 2003 was down $1 million from the previous quarter mainly due to lower interest rate risk on trading activities.

Trading Activities [1]

(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2003				For the quarter ended January 31, 2003			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(2)	(5)	(3)	(2)	(3)	(4)	(3)	(3)
Foreign exchange	(1)	(2)	(1)	–	(1)	(1)	(1)	–
Price	(3)	(4)	(3)	(2)	(3)	(4)	(2)	(1)
Global VaR [2]	(4)	(6)	(4)	(3)	(5)	(5)	(4)	(3)

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) Global VaR takes into account the correlation effect from each of the risk categories through diversification.

Management's Analysis of Financial Condition and Operating Results (cont.)

Balance Sheet

As at April 30, 2003, the Bank's total assets amounted to $75.8 billion as against $74.6 billion as at October 31, 2002 and $74.7 billion as at April 30, 2002. The table below presents the main loan and deposit headings.

Average monthly volumes (millions of dollars)	April 2003	October 2002	April 2002
Loans and acceptances*			
Residential mortgages	17,529	17,452	17,146
Consumer loans	4,432	4,467	4,377
Credit card receivables	1,424	1,383	1,270
Business loans	15,223	15,342	15,923
Bankers' acceptances	3,614	3,341	3,709
	42,222	**41,985**	**42,425**
Deposits			
Personal (balance)	23,234	22,607	22,572
Off-balance sheet personal savings (balance)	46,605	45,636	42,292
Business and government	8,977	7,648	7,873

* including securitized assets

Residential mortgage loans totalled $17.5 billion as at April 30, 2003, up 2% from a year earlier. Excluding indirect loans, personal loans have risen by almost 11% since April 2002 to $3.7 billion. Credit card receivables increased by 12% year over year to reach $1.4 billion as at April 30, 2003. At $18.8 billion, business loans and acceptances were down $0.8 billion chiefly because of corporate loans and acceptances and international loans. Since October 31, 2002, business loans and acceptances have increased by close to 1%, largely through loans and acceptances to small and medium-sized enterprises.

Personal deposits have risen by more than $660 million since April 30, 2002 and by close to $630 million since October 31, 2002 to total $23.2 billion at the end of the quarter. Total personal savings administered by the Bank and its subsidiaries have grown by $1.6 billion since October 31, 2002 to reach $69.8 billion. As at April 30, 2003, business and government deposits were up more than $1 billion from April 30, 2002 and October 31, 2002, chiefly because of deposits from small and medium-size enterprises.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.8% and 13.9% respectively as at April 30, 2003 compared to 9.6% and 13.6% as at October 31, 2002. The improvement in capital ratios was mainly attributable to the issue of $200 million in preferred shares, offset in part by the common share repurchase program.

On May 15, 2003, the Bank redeemed first preferred shares, Series 12, for an aggregate consideration of $125 million. As a result of this redemption, capital ratios were reduced by approximately 30 basis points.

Dividends

At its meeting on May 29, 2003, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 28 cents per common share, payable on August 1, 2003 to shareholders of record on June 26, 2003.

Highlights

(unaudited)	Quarter ended April 30 2003	2002	% Change	Six months ended April 30 2003	2002	% Change
Operating results						
(millions of dollars)						
Total revenues	$773	$814	(5)	$1,608	$1,576	2
Net income	138	122	13	304	268	13
Return on common shareholders' equity	14.8 %	13.1 %		16.3 %	14.1 %	
Per common share						
Net income	$0.73	$0.62	18	$1.61	$1.35	19
Dividends paid	0.26	0.24	8	0.52	0.45	16
Book value				20.28	19.53	4
Stock trading range						
High	35.15	34.93		35.15	34.93	
Low	31.26	29.14		29.95	24.70	
Close	34.90	33.40		34.90	33.40	

Financial position (millions of dollars)	April 30 2003	October 31 2002	
Total assets	$75,791	$74,611	2
Loans and acceptances	45,185	43,800	3
Deposits	50,184	51,690	(3)
Subordinated debentures and shareholders' equity	5,615	5,493	2
Capital ratios - BIS			
Tier 1	9.8 %	9.6 %	
Total	13.9 %	13.6 %	
Impaired loans,			
net of specific and general allowances	(179)	(159)	
as a % of loans and acceptances	(0.4)%	(0.4)%	
Assets under administration/management	139,854	140,737	
Total personal savings	69,839	68,243	
Interest coverage	8.10	7.39	
Asset coverage	3.13	3.02	
Other information			
Number of employees	16,961	17,285	(2)
Number of branches in Canada	488	507	(4)
Number of banking machines	809	826	(2)

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended			Six months ended	
	April 30 2003	January 31 2003	April 30 2002	April 30 2003	April 30 2002
Interest income and dividends					
Loans	460	466	460	926	956
Securities	126	150	128	276	266
Deposits with financial institutions	32	37	43	69	97
	618	653	631	1,271	1,319
Interest expense					
Deposits	235	257	238	492	506
Subordinated debentures	26	27	27	53	55
Other	14	14	10	28	21
	275	298	275	573	582
Net interest income	343	355	356	698	737
Other income					
Capital market fees	120	136	150	256	278
Deposit and payment service charges	42	42	42	84	84
Trading activities and gains on investment account securities, net	33	51	48	84	48
Card service revenues	13	12	12	25	24
Lending fees	49	50	47	99	91
Acceptances, letters of credit and guarantee	15	19	14	34	31
Securitization revenues (Note 7)	44	54	49	98	95
Foreign exchange revenues	18	17	17	35	32
Trust services and mutual funds	51	54	34	105	67
Other	45	45	45	90	89
	430	480	458	910	839
Total revenues	773	835	814	1,608	1,576
Provision for credit losses	41	41	130	82	375
	732	794	684	1,526	1,201
Operating expenses					
Salaries and staff benefits	292	317	286	609	568
Occupancy and amortization	49	45	45	94	89
Computers and equipment	61	63	58	124	115
Communications	20	21	18	41	36
Other	107	102	84	209	184
	529	548	491	1,077	992
Income before income taxes, non-controlling interest and discontinued operations	203	246	193	449	209
Income taxes	58	73	63	131	44
	145	173	130	318	165
Non-controlling interest	7	7	8	14	15
Income before discontinued operations	138	166	122	304	150
Discontinued operations	-	-	-	-	118
Net income	138	166	122	304	268
Dividends on preferred shares	8	5	5	13	12
Net income applicable to common shares	130	161	117	291	256
Number of common shares outstanding (thousands)					
Average - basic	178,348	182,728	188,794	180,574	189,636
Average - diluted	179,666	183,905	190,260	181,821	190,814
End of period				175,670	185,109
Income before discontinued operations per common share					
Basic	0.73	0.88	0.62	1.61	0.73
Diluted	0.72	0.88	0.62	1.60	0.73
Net income per common share					
Basic	0.73	0.88	0.62	1.61	1.35
Diluted	0.72	0.88	0.62	1.60	1.35
Dividends per common share	0.26	0.26	0.24	0.52	0.45

Consolidated Balance Sheet

(unaudited) (millions of dollars)	April 30 2003	January 31 2003	October 31 2002	April 30 2002
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	328	302	245	249
Deposits with financial institutions	5,255	6,130	6,619	8,083
	5,583	6,432	6,864	8,332
Securities				
Investment account	6,989	7,325	6,712	6,401
Trading account	14,224	11,669	13,179	11,677
Loan substitutes	63	64	76	75
	21,276	19,058	19,967	18,153
Loans				
Residential mortgage	13,148	12,962	12,867	12,217
Personal and credit card	5,920	5,744	5,561	5,930
Business and government	20,216	19,094	20,680	19,130
Securities purchased under reverse repurchase agreements	3,419	3,426	2,366	5,162
Allowance for credit losses	(646)	(635)	(662)	(762)
	42,057	40,591	40,812	41,677
Other				
Customers' liability under acceptances	3,128	3,134	2,988	3,027
Assets held for disposal	225	281	313	567
Premises and equipment	241	246	255	238
Goodwill	660	660	661	283
Intangible assets	184	184	184	12
Other assets	2,437	2,539	2,567	2,381
	6,875	7,044	6,968	6,508
	75,791	73,125	74,611	74,670
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	23,234	23,000	22,607	22,572
Business and government	22,741	21,400	22,582	21,635
Deposit-taking institutions	4,209	5,530	6,501	6,879
	50,184	49,930	51,690	51,086
Other				
Acceptances	3,128	3,134	2,988	3,027
Obligations related to securities sold short	6,331	6,085	5,542	6,182
Obligations related to securities sold under repurchase agreements	4,358	3,293	4,416	4,690
Other liabilities	5,742	4,473	3,996	3,652
	19,559	16,985	16,942	17,551
Subordinated debentures	1,553	1,581	1,592	1,630
Non-controlling interest	433	458	486	488
Shareholders' equity				
Preferred shares	500	500	300	300
Common shares	1,583	1,633	1,639	1,628
Retained earnings	1,979	2,038	1,962	1,987
	4,062	4,171	3,901	3,915
	75,791	73,125	74,611	74,670

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended April 30		Six months ended April 30	
	2003	2002	2003	2002
Cash flows from operating activities				
Net income	138	122	304	268
Adjustments for:				
Provision for credit losses excluding discontinued operations	41	130	82	375
Provision for credit losses attributed to discontinued operations	-	-	-	(50)
Amortization of premises and equipment	13	13	24	25
Future income taxes	(5)	(14)	1	(3)
Adjustment upon foreign currency translation of subordinated debentures	(28)	(6)	(39)	(7)
Losses (gains) on sale of investment account securities, net	9	(20)	(4)	(28)
Change in interest payable	(2)	(41)	(3)	(100)
Change in interest receivable	(8)	27	5	46
Change in income taxes payable	79	(18)	85	92
Change in unrealized losses (gains) and amounts payable on derivative contracts	73	(151)	301	(66)
Change in trading account securities	(2,555)	354	(1,045)	(685)
Change in other items	1,160	(17)	1,429	132
	(1,085)	379	1,140	(1)
Cash flows from financing activities				
Change in deposits	254	561	(1,506)	(350)
Redemption and maturity of subordinated debentures	-	(9)	-	(10)
Issuance of common shares	4	4	11	8
Issuance of preferred shares	-	-	200	-
Common shares repurchased for cancellation	(194)	(184)	(240)	(184)
Preferred shares redeemed for cancellation	-	(100)	-	(192)
Dividends paid	(5)	(47)	(101)	(96)
Change in obligations related to securities sold short	246	452	789	803
Change in obligations related to securities sold under repurchase agreements	1,065	(1,444)	(58)	283
Change in other items	(3)	(3)	(7)	(3)
	1,367	(770)	(912)	259
Cash flows from investing activities				
Change in loans	(1,192)	(341)	441	1,047
Change in securitization of assets	(265)	(75)	(626)	(643)
Proceeds from sale of asset-based loans	-	-	-	2,540
Purchases of investment account securities	(5,667)	(4,628)	(11,432)	(8,988)
Sales of investment account securities	5,994	5,149	11,171	9,420
Change in securities purchased under reverse repurchase agreements	7	(432)	(1,053)	(1,121)
Change in premises and equipment	(8)	(8)	(10)	(13)
	(1,131)	(335)	(1,509)	2,242
Increase (decrease) in cash and cash equivalents	(849)	(726)	(1,281)	2,500
Cash and cash equivalents at beginning of period	6,432	9,058	6,864	5,832
Cash and cash equivalents at end of period	5,583	8,332	5,583	8,332
Cash and cash equivalents				
Cash and deposits with Bank of Canada	328	249	328	249
Deposits with financial institutions	5,255	8,083	5,255	8,083
Total	5,583	8,332	5,583	8,332
Interest and dividends paid	282	365	678	779
Income taxes paid (recovered)	(15)	97	46	42

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Six months ended April 30	
	2003	2002
Capital stock at beginning of period	1,939	2,160
Issuance of common shares	11	8
Issuance of preferred shares (Note 6)	200	-
Repurchase of common shares for cancellation (Note 6)	(67)	(48)
Redemption of preferred shares, Series 10 and 11 for cancellation		(192)
Capital stock at end of period	2,083	1,928
Retained earnings at beginning of period	1,962	1,956
Net income	304	268
Dividends		
Preferred shares	(13)	(12)
Common shares	(95)	(86)
Income taxes related to dividends on preferred shares, Series 10,11,12 and 13	(1)	(2)
Premium paid on common shares repurchased for cancellation (Note 6)	(173)	(136)
Share issuance expenses, net of income taxes	(3)	-
Unrealized foreign exchange losses, net of income taxes	(2)	(1)
Retained earnings at end of period	1,979	1,987
Shareholders' equity	4,062	3,915

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2002. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2003.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies adopted in the Bank's most recent annual report for the year ended October 31, 2002, with the exception of the new standards described in Note 2 and the recording in the first quarter of 2002 of the difference between the general allowance for credit risk according to the guidance provided by the Superintendent of Financial Institutions Canada and according to Canadian GAAP, as described in Note 28 to the 2002 annual consolidated financial statements.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $57 million, the provision for credit losses would have increased by $97 million, income taxes would have decreased by $40 million, and basic and diluted net income per common share would have decreased by $0.30. Furthermore, return on common shareholders' equity would have decreased by 6.26%.

Notes to the Consolidated Financial Statements (cont.)

2. Recent Standards Adopted

Stock-Based Compensation

On November 1, 2002, the Bank adopted the requirements of the standard of the Canadian Institute of Chartered Accountants (the "CICA") entitled "Stock-Based Compensation and Other Stock-Based Payments". It establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. A description of these new accounting policies and the impact of the adoption of this new standard on the consolidated financial statements for the first six months of 2003 are presented below.

A. Stock Appreciation Rights (SAR) Plan

In accordance with this new standard, SARs are recorded at fair value by valuing, on an ongoing basis, the excess of the stock price over the exercise price of the option. The new standard applies to SARs outstanding at the date of the adoption of the recommendations and to subsequent awards. The Bank's obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, namely, four years, and a corresponding amount is included in "Other liabilities". When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. With regard to SARs outstanding as at the date of the adoption of the recommendations, the application of the new standard's transitional provisions, taking into account the liability previously recognized by the Bank, did not require any cumulative adjustment to the balance of retained earnings as at November 1, 2002. Furthermore, the new standard had no material impact on the consolidated financial statements for the first quarter of 2003.

B. Stock Option Plan

As encouraged in the new standard, the Bank has chosen to adopt the fair value-based method to record stock options awarded subsequent to November 1, 2002. The fair value of the stock options is estimated on the grant date using the Black-Scholes model. The cost is recognized using a straight-line method over the vesting period, namely, four years, as an increase in the compensation expense and the contributed surplus. When the options are exercised, the proceeds and the contributed surplus are credited to common share paid-up capital. For options awarded before November 1, 2002, the Bank continues to apply the accounting policy described in Note 1 to the 2002 annual consolidated financial statements.

The fair value on the grant date of the options awarded in 2003 was estimated at $6.90 using the Black-Scholes model. The following assumptions were used: i) a risk-free interest rate of 4.54%, ii) an expected life of options of six years, iii) an expected volatility of 27% and iv) an expected dividend yield of 3.36%.

The impact of the adoption of the fair value-based method on the consolidated financial statements for the six months ended April 30, 2003 was an increase of approximately $1 million in compensation expense and in contributed surplus.

Disclosure of Guarantees

On April 30, 2003, the Bank adopted the requirements of the CICA's Accounting Guideline 14 entitled "Disclosure of Guarantees" (AcG-14). This Guideline broadens the definition of guarantees and requires that the guarantor disclose significant information on the guarantees which it has provided.

AcG-14 defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the entity, or provision of services) to the beneficiary due to (a) changes in interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform

Notes to the Consolidated Financial Statements (cont.)

under a contractual agreement or (c) failure of a third party to pay its indebtedness when due.

Significant guarantees issued by the Bank and in effect on April 30, 2003 are described below:

Letters of guarantee
In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable assurances that the Bank will make payments in the event that a client cannot meet his financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than four years. The maximum potential future payments for letters of guarantee totalled approximately $1 billion as at April 30, 2003. The general allowance for credit losses recorded covers all credit risks including those relating to letters of guarantee.

Liquidity facilities
The Bank provides backstop liquidity facilities under asset-backed commercial paper conduit programs administered by the Bank further to securitization operations. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the programs would be unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at April 30, 2003, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $575 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these liquidity facilities.

Derivatives
In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements by which the Bank grants the purchaser the right, but not the obligation, to sell by or at a pre-determined date, a specific amount of currency, or a commodity or financial instrument, at a price agreed to when the option is contracted. Written put options sold that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds underlying securities. The terms of these options vary based on the contracts but do not exceed two years. The maximum potential future payments with respect to these options sold totalled $431 million as at April 30, 2003. At that date, the Bank had recorded liabilities of $6 million in the Consolidated Balance Sheet with respect to these written put options.

Securities lending
In accordance with securities lending agreements the Bank has signed with certain clients who have previously entrusted it with the safekeeping of their securities, the Bank, as an agent for these clients, lends their securities to third parties and indemnifies these clients in the event of loss. In order to protect itself against all potential losses, the Bank requires from the borrower as security a cash amount or highly liquid marketable securities with a fair value greater than that of the securities loaned. The fair value of the securities loaned totalled $1.5 billion as at April 30, 2003. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from securities lending operations.

Sale of a business and operations
Under agreements with respect to the sale of a business and operations, the Bank agreed to indemnify the purchaser for losses incurred resulting from certain types of claims from the Bank's past conduct of the business or operations, as well as any representations and guarantees that may have been incorrect on the date when they were made. In cases where the maximum potential future payments are limited by the agreements, the amount for all such agreements totalled approximately $260 million as at April 30, 2003. One agreement does not limit the maximum potential future payments if the

Notes to the Consolidated Financial Statements (cont.)

guarantee is enforced and, the nature of these commitments prevents the Bank from estimating the maximum potential liability that it may be required to pay. The applicable period of the various indemnification clauses are described in the agreements and may vary. In addition, further to one of the agreements concerning the sale of operations, the Bank has agreed to repurchase the assets sold that did not comply with certain representations made by the Bank with respect to these assets. The Bank's commitment with regard to the repurchase of certain assets sold ends in July 2003. No amount has been accrued in the Consolidated Balance Sheet with respect to these indemnification agreements.

Business acquisition

In June 2002, the Bank purchased Putnam Lovell Group Inc., a U.S. investment bank. The aggregate consideration paid on closing amounted to $27 million and consisted of 807,294 common shares of the Bank valued at $26 million at that date plus a cash payment of $1 million. An additional amount consisting of 476,119 common shares of the Bank valued at $15 million at that date will be paid in 2004, contingent upon certain profitability objectives being achieved. The value of the common shares was based on the average closing price of the shares of the Bank over a period of several days preceding the date on which the number of shares was determined, namely, June 18, 2002. No amount has been accrued in the Consolidated Balance Sheet with respect to this additional consideration.

Director and Officer indemnification

In accordance with its by-laws, the Bank indemnifies its directors and officers, for the duration of their mandate, and indemnifies any individual who, at the Bank's request has acted as a director or officer of an entity in which the Bank is a shareholder or creditor. The Bank indemnifies them in accordance with its by-laws, for all charges, costs and expenses as a result of any lawsuit or administrative proceeding in which the directors or officers are sued as a result of their service. The Bank has purchased directors' and officers' liability insurance. The nature of these indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential future payments that the Bank may be required to make. No amount has been accrued in the Consolidated Balance Sheet.

Other indemnification agreements

In the normal course of business, including securitization activities, the Bank enters into contractual agreements other than the ones described above. These agreements require that the Bank compensate the counterparties for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive clauses. The nature of these commitments prevents the Bank from estimating the maximum potential liability that it may be required to pay. The duration of these agreements is described in each contract. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee

In accordance with a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank agreed to guarantee all the commitments, debts and liabilities of an affiliate to the maximum of its regulatory capital, namely, $22 million as at April 30, 2003. This guarantee expires on the date the investment in the affiliate is sold or sooner if deemed appropriate by the regulatory authority. To date, this guarantee has not been drawn upon and no amount has been accrued in the Consolidated Balance Sheet with respect to the agreement.

3. Recent Standards Pending Adoption

Variable Interest Entities

In April 2003, the CICA approved, subject to written ballot, a new Accounting Guideline on Consolidation of Variable Interest Entities. This Guideline is harmonized with the corresponding U.S. standard and includes instructions on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them. The Guideline, expected to be issued in June 2003, will apply to all annual and interim periods beginning on or after January 1, 2004. The Bank is currently evaluating the impact of this new Accounting Guideline.

Notes to the Consolidated Financial Statements (cont.)

Disposal of Long-Lived Assets and Discontinued Operations

In 2002, the CICA issued a new standard entitled "Disposal of Long-Lived Assets and Discontinued Operations", which establishes standards for the recognition, measurement, presentation and disclosure of the disposal of non-monetary long-lived assets. Long-lived assets to be disposed of other than by sale should continue to be classified as held-for-use until their disposal. Long-lived assets held for sale that meet certain criteria should be presented separately on the balance sheet and measured at the lower of their carrying value or fair value, less cost to sell.

Furthermore, according to this new standard, the definition of discontinued operations has been broadened. This change may affect the presentation of future discontinued operations. This new standard will apply to discontinued operations underway, subsequent to a commitment to follow a plan, as of May 1, 2003. These new requirements should not have a material impact for the Bank.

Impairment of Long-Lived Assets

In 2002, the CICA issued a new standard entitled "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The Bank will adopt this standard effective November 1, 2003.

4. Loans and Impaired loans

		Impaired loans			
	Gross amount	Gross	Specific allowance	Country risk allowance	Net
April 30, 2003					
Residential mortgage	13,148	9	3	-	6
Personal and credit card	5,920	29	15	-	14
Business and government	20,216	429	202	21	206
Securities purchased under reverse repurchase agreements	3,419	-	-	-	-
	42,703	467	220	21	226
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(179)
October 31, 2002					
Residential mortgage	12,867	23	3	-	20
Personal and credit card	5,561	33	12	-	21
Business and government	20,680	447	220	22	205
Securities purchased under reverse repurchase agreements	2,366	-	-	-	-
	41,474	503	235	22	246
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(159)

(1) The general allowance for credit risk was taken for the Bank's loans in their entirety.

Notes to the Consolidated Financial Statements (cont.)

5. Allowances for credit losses

For the 6-month period ended	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance (loans and securities)	April 30 2003	April 30 2002
Allowances at beginning	235	296	109	22	662	879
Transfer of allowance for assets held for disposal	-	-	-	-	-	(31)
Amounts related to discontinued operations	-	-	-	-	-	(65)
Provision for credit losses	82	-	-	-	82	375
Write-offs	(122)	-	-	(1)	(123)	(402)
Recoveries	25	-	-	-	25	6
Allowances at end	220	296	109	21	646	762

6. Capital Stock

Issued and fully paid as at April 30, 2003

First preferred shares		
5,000,000	shares, Series 12	125
7,000,000	shares, Series 13	175
8,000,000	shares, Series 15	200
		500
175,669,746	common shares	1,583
		2,083
6,719,315	stock options outstanding	N/A

Issuance of preferred shares

On January 31, 2003, the Bank issued 8,000,000 first preferred shares with a non-cumulative preferential dividend payable quarterly in an amount of $0.365625 per share, Series 15, for an aggregate consideration of $194,665,000, net of commissions totalling $5,335,000.

These shares are redeemable at the Bank's option, subject to the prior approval of the Superintendent of Financial Institutions, as of May 15, 2008, in whole or in part, at $26 per share if they are redeemed before May 15, 2009, at $25.75 per share if they are redeemed during the 12-month period prior to May 15, 2010, at $25.50 per share if they are redeemed during the 12-month period prior to May 15, 2011, at $25.25 per share if they are redeemed during the 12-month period prior to May 15, 2012, and at $25.00 per share if they are redeemed as of May 15, 2012, in each case, plus all declared and unpaid dividends at the date fixed for redemption.

Repurchase of common shares

On January 20, 2003, the Bank made a normal course issuer bid for the repurchase of up to 9,100,000 common shares over a 12-month period ending no later than January 19, 2004. Purchases were made on the open market at market prices through the facilities of The Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings. As at April 30, 2003, the Bank had repurchased 7,485,366 common shares at a cost of $240 million, which reduced common equity capital by $67 million and retained earnings by $173 million.

Redemption of preferred shares

On May 15, 2003, the Bank redeemed, for cancellation, all Series 12 non-cumulative first preferred shares at a price of $25 per share, plus declared and unpaid dividends up to the redemption date.

7. Securitization

CMHC-guaranteed mortgage loans

During the second quarter of 2003, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $281 million through the creation of mortgage-backed securities. The Bank sold all these securities. The Bank received cash proceeds totalling $281 million and retained the rights to future excess interest in the amount of $8 million. Transaction costs of $0.8 million were recognized in the Consolidated Statement of Income under "Securitization revenues".

Notes to the Consolidated Financial Statements (cont.)

8. Segment Disclosures [1]

Quarter ended April 30
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income [2]	300	289	22	22	69	77	(39)	(27)	352	361
Other income [2]	147	142	132	135	118	153	48	36	445	466
Total revenues	447	431	154	157	187	230	9	9	797	827
Operating expenses	282	273	126	131	117	100	4	(13)	529	491
Contribution	165	158	28	26	70	130	5	22	268	336
Provision for credit losses [3]	51	55	–	–	12	8	(22)	67	41	130
Income before income taxes, non-controlling interest and discontinued operations	114	103	28	26	58	122	27	(45)	227	206
Income taxes [2]	42	40	10	8	21	44	9	(16)	82	76
Non-controlling interest	–	–	1	1	–	–	6	7	7	8
Income before discontinued operations	72	63	17	17	37	78	12	(36)	138	122
Discontinued operations	–	–	–	–	–	–	–	–	–	–
Net income	72	63	17	17	37	78	12	(36)	138	122
Average assets	38,555	38,261	656	794	36,462	39,028	(5,563)	(7,012)	70,110	71,071

Six months ended April 30
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income [4]	612	588	45	44	140	169	(77)	(54)	720	747
Other income [4]	303	283	271	273	284	258	79	71	937	885
Total revenues	915	871	316	317	424	427	2	17	1,657	1,632
Operating expenses	555	547	257	255	245	193	20	(3)	1,077	992
Contribution	360	324	59	62	179	234	(18)	20	580	640
Provision for credit losses [3]	104	113	–	–	22	21	(44)	241	82	375
Income before income taxes, non-controlling interest and discontinued operations	256	211	59	62	157	213	26	(221)	498	265
Income taxes [4]	93	79	21	20	56	78	10	(77)	180	100
Non-controlling interest	–	–	2	2	–	–	12	13	14	15
Income before discontinued operations	163	132	36	40	101	135	4	(157)	304	150
Discontinued operations	–	–	–	–	–	–	–	118	–	118
Net income	163	132	36	40	101	135	4	(39)	304	268
Average assets	38,447	38,497	664	797	36,849	38,849	(5,742)	(7,099)	70,218	71,044

Personal and Commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Since November 1, 2002, the Bank has modified the composition of its reportable segments in order to reflect changes to its organizational structure. The comparative figures have been restated to take these changes into account.

(2) Net interest income was grossed up by $9 million ($5 million in 2002) and other income by $15 million ($8 million in 2002) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the segments are determined based on expected losses, which are established through statistical analysis. The difference between actual losses and expected losses is recorded under the "Other" heading.

(4) Net interest income was grossed up by $22 million ($10 million in 2002) and other income by $27 million ($46 million in 2002) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

Economic Commentary

Review of the Canadian economy

Powered mainly by consumer spending and residential construction, the Canadian economy posted growth of 3.4% in 2002 and again outperformed its main economic partner, the United States, for the fourth consecutive year. With growth of 16.0%, the residential construction sector turned in its best performance since the real estate boom of 1987. A 3.9% drop in business investment for the year as a whole was offset by higher inventories. Exports firmed up slightly, although they remained below the record level reached in 2000. However, manufacturing of computer and telecommunications products fell to a new trough with a decline of 17.2% for the year.

On the regional level, economic growth was more robust in the east of the country than in the west. Growth in almost all the Atlantic provinces exceeded the national average. New Brunswick, the sole exception in this regard, was nevertheless able to achieve respectable growth of 3.3% on the strength of strong demand for refined petroleum products, timber wood, paper and seafood products. Prince Edward Island finally had a good potato harvest while Nova Scotia, with its large tire factories, was able to benefit from the increased automobile production in North America. But the best economic performance in the country was turned in by Newfoundland and Labrador, which posted growth of 13.4%, mainly because the new oil field in Terra Nova came on stream. Unfortunately, the economic environment became less promising at the beginning of 2003, following the moratorium implemented on all cod fishing.

Economic growth was 4.3% in Quebec compared to 3.9% in Ontario. Quebec benefited from a strong upsurge in residential construction, which jumped by 26.1% versus 11.7% in Ontario. However, this spread was neutralized by much higher stockpiles of inventory in Ontario and the contraction in international exports in Quebec, particularly for aircraft and telecommunications equipment. In fact, the stronger economic growth in Quebec was ultimately attributable to public-sector investment. Nevertheless, the province's economy accounted for over a third of the increase in number of hours worked Canada-wide.

The automobile sector was one of the leading contributors to Ontario's economic growth in 2002, but saw a net slowdown at the beginning of 2003 when American car dealers were stuck with excess inventory. However, Ontario is well positioned to take advantage of the expected recovery in U.S. corporate investment spending in 2003.

Although Manitoba's annual growth of 2.4% was below the national average for 2002, the province's unemployment rate was one of the lowest in the country at 5.2%. GDP in Saskatchewan fell for the second year in a row, as drought, insect infestations and late rainfall served to pull down agricultural output by 23.7%.

Drought was also a factor in Alberta, where livestock and agricultural production fell by 28.4%. Output from oil fields shrank by 0.9% as a result of declining U.S. demand and falling energy prices also resulted in a dropoff in investments for oil and gas extraction. Manufacturing output dipped by 1.5%, owing to the marked declines affecting machinery, fertilizers and pesticides. Exports also slumped for the first time in 16 years. Under these conditions, economic growth slowed to 1.7%. Despite the uncertain outlook, the labour market remained healthy with employment gains of 3.1%. This explains why consumer spending continued to be vigorous and how residential activity climbed by 23.4%. Ongoing hirings indicated that Albertans were confident that their economy was only going through a temporary bad patch in 2002 and this optimism was confirmed by the rise in energy prices. In 2003 and 2004, Alberta will be one of the provinces vying for the best economic performance in Canada.

British Columbia posted economic growth of 1.8% in 2002. Although exports edged 0.8% higher for the year, declines were recorded for coal, natural gas and metals. Total exports had already fallen by 4.3% in 2001.

In 2003, the Canadian economy will be able to draw on certain reserves, as illustrated by the continued high levels of housing starts. After a decade of being unable to see any discernible improvement in their standard of living, Canadians are taking advantage of low interest rates, a strong labour market and lower income taxes to express pent-up demand. Judging by the high levels of housing starts that have been sustained, this latent demand has not yet been exhausted. Despite the SARS episode, domestic conditions remain satisfactory. The actual risk to the economy will come from external factors. We are still counting on the U.S. economy to recover in the second half of 2003, which, by extension, will spur Canada's economy to grow by 2.9% in 2003 and 3.2% in 2004.

Bank News

The SMEs of the National Bank recognition program: On April 10, the Bank launched its 10th annual recognition program, which honours the exceptional performance of small and medium-sized enterprises from all regions of Quebec. One province-wide winner will be selected from among all the regional winners in each of the following categories: Small Business, SME, Agricultural SME and Export SME. The four winners will also benefit from extensive coverage in the print media and on television.

Commerce survey of Quebec's most admired companies: The Bank moved up considerably in the ranking of Quebec's 150 most admired companies according to the latest annual survey conducted by the business magazine *Commerce* and the firm Léger Marketing. The Bank is now in 48th place, which is 10 places higher than last year, and continues to hold the top spot among financial institutions.

Défi Sportif: Reflecting its concern about equality and the integration of people with disabilities, the Bank was a partner in the 20th anniversary edition of *Défi sportif*, the largest event for disabled athletes in North America, which brought together over 2,000 athletes of every calibre and age. For the next three years, the Bank will also be sponsoring the National Bank *Défi sportif* team of champions. This team, consisting of 16 athletes selected by their trainers for their sports performance and communication skills, will act as spokespersons for the event.

Daffodil Ball: Réal Raymond, President and Chief Executive Officer, was co-chairman of the 10th annual Daffodil Ball, held in Montreal on April 24. This prestigious benefit event, the largest of its kind organized by the Canadian Cancer Society, raised $1.3 million for the organization.

National Bank Bursaries program: The Bank revealed the names of the 22 young athletes from various regions of Quebec and Ontario who will share the $50,000 in student bursaries available under the National Bank Bursaries program. Now in its 11th year, the program has awarded a total of $400,000 since its creation in 1993 to some 280 athletes in various Olympic or Paralympic disciplines, thereby encouraging them to achieve their goal of one day competing at the Olympic Games.

National Bank Financial Canadian Bank CEO Conference: On April 9, Réal Raymond, President and Chief Executive Officer, participated in the National Bank Financial Canadian Bank CEO Conference organized by National Bank Financial for its institutional investor clientele. In his speech, Mr. Raymond recalled the Bank's recent achievements and explained how they fitted into his business plan and development goals. He also stated that he deplored the slowness with which the federal government was handling the bank merger file, and reiterated the National Bank's position on the matter. The conference, at which the CEOs of all six major Canadian banks participated, was remarkably well attended and proved a great success.

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters. By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments. Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.



Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department, by telephone at (514) 394-0296, by fax at (514) 394-6196 or by e-mail at investorrelations@nbc.ca. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at clientele@tbn.bnc.ca

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at clientele@tbn.bnc.ca.

www.nbc.ca/investorrelations



NATIONAL BANK OF CANADA

SUPPLEMENTARY FINANCIAL INFORMATION

SECOND QUARTER 2003 REPORT

For more information:

Michel Labonté, Senior Vice-President Finance and Technology, phone: (514) 394-8610, fax: (514) 394-6196

Jean Dagenais, Vice-President and Chief Accountant, phone: (514) 394-6233, fax: (514) 394-6196

Elaine Carr, Director Investor Relations, phone: (514) 394-0296, fax: (514) 394-6196

This document is also available via the Internet on the Bank's web site: www.nbc.ca

Index

FINANCIAL HIGHLIGHTS

	2003				2002				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
Net income ($000,000)			$138.3	$166.2	$135.3	$25.8	$122.5	$145.9	$304.5	$268.4	$429.4	$562.7
Earnings per share - basic			$0.73	$0.88	$0.71	$0.12	$0.62	$0.73	$1.61	$1.35	$2.18	$2.78
- fully diluted			$0.72	$0.88	$0.71	$0.11	$0.62	$0.73	$1.60	$1.35	$2.16	$2.76
Dividend per share			$0.26	$0.26	$0.24	$0.24	$0.24	$0.21	$0.52	$0.45	$0.93	$0.82
Excluding Goodwill												
Net income ($000,000)			$138.3	$166.2	$135.3	$25.8	$122.5	$146.0	$304.5	$268.4	$429.5	$581.3
Earnings per share - basic			$0.73	$0.88	$0.71	$0.12	$0.62	$0.73	$1.61	$1.35	$2.18	$2.88
- fully diluted			$0.72	$0.88	$0.71	$0.11	$0.62	$0.73	$1.60	$1.35	$2.18	$2.86
Return on common shareholders' equity			14.8%	17.6%	14.5%	2.3%	13.1%	15.0%	16.3%	14.1%	11.3%	16.0%
Excluding Goodwill/Discontinued operations/Gain on sale of a business unit/Revision of provision estimate/Impairment charges												
Net income ($000,000)			$138.1	$166.2	$145.7	$140.5	$122.6	$145.2	$304.3	$267.8	$554.1	$579.9
Earnings per share - basic			$0.73	$0.88	$0.77	$0.74	$0.62	$0.73	$1.61	$1.35	$2.86	$2.87
- fully diluted			$0.72	$0.88	$0.77	$0.74	$0.62	$0.73	$1.60	$1.35	$2.86	$2.85
Return on common shareholders' equity			14.8%	17.6%	15.7%	15.0%	13.1%	15.0%	16.3%	14.1%	14.7%	15.9%
Expense ratio(1)			66.30%	63.71%	64.99%	63.26%	59.39%	62.18%	63.71%	62.18%	62.44%	62.72%
Average assets ($000,000)			$70,110	$70,320	$67,348	$67,790	$71,071	$71,016	$70,217	$71,043	$69,292	$69,197
Net impaired loans as a % of net loans and bankers' acceptances			-0.4%	-0.4%	-0.4%	-0.3%	-0.2%	-0.3%	-0.4%	-0.2%	-0.4%	0.2%
Gross impaired loans/common equity-goodwill+reserves			13.27%	12.69%	14.11%	15.68%	15.88%	13.56%	13.27%	15.88%	14.11%	22.47%
Book value			20.28	20.22	19.72	19.29	19.53	19.56	20.28	19.53	19.72	19.04
Capital ratios - BIS												
Tier 1			9.8%	10.2%	9.6%	10.2%	10.7%	11.1%	9.8%	10.7%	9.6%	9.6%
Total			13.9%	14.3%	13.6%	14.2%	14.5%	15.0%	13.9%	14.5%	13.6%	13.1%
Tangible Shareholders' equity / Risk weighted assets			6.56%	6.83%	6.59%	7.63%	8.13%	8.31%	6.56%	8.13%	6.59%	7.06%
Number of employees			14,357	14,545	14,589	14,530	14,246	14,250	14,357	14,246	14,589	14,320
Number of branches in Canada			488	491	507	522	522	521	488	522	507	525
Number of ATM'S			809	811	826	824	825	828	809	825	826	826

(1): *In Q4 2002, the Bank recorded an impairment charge on investment of $2.0 million ($1.3 after taxes). Also in Q4 2002, the Bank recorded an amount of $9.0 million ($5.7 after taxes) related to the write-off of fixed assets. In Q3* 2002, the Bank recorded an impairment charge on investment of $137.0 million ($111.9 after taxes). In Q4 2001, the Bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business.

CONSOLIDATED STATEMENT OF INCOME

(unaudited)(thousands)(taxable equivalent basis)	2003				2002				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
Interest Income and Dividends												
Loans			$ 460,426	$ 465,791	$ 475,878	$ 474,812	$ 459,554	$ 496,485	$926,217	$956,039	$ 1,906,729	$ 2,492,795
Securities			126,305	150,533	129,488	115,279	127,475	138,319	276,838	265,794	510,561	599,188
Deposits with regulated financial institutions			31,651	37,148	36,621	40,477	43,660	53,577	68,799	97,237	174,335	289,560
Total Interest Income and Dividends			618,382	653,472	641,987	630,568	630,689	688,381	1,271,854	1,319,070	2,591,625	3,381,543
Interest Expense												
Deposits			234,842	257,359	232,865	240,577	237,711	268,128	492,201	505,839	979,281	1,850,836
Bank debentures			26,117	27,111	27,130	27,294	27,277	28,087	53,228	55,364	109,788	109,338
Other			14,551	13,438	21,522	16,900	9,729	10,437	27,989	20,166	58,588	83,265
Total Interest Expense			275,510	297,908	281,517	284,771	274,717	306,652	573,418	581,369	1,147,657	2,043,439
Tax equivalent abjustment			10,098	13,342	7,275	12,148	5,172	4,716	23,440	9,888	29,311	50,918
Net Interest Income (teb)			*352,970*	*368,906*	*387,745*	*357,945*	*361,144*	*386,445*	*721,876*	*747,589*	*1,473,279*	*1,389,022*
Other Income (teb)			444,710	491,724	447,245	308,782	466,142	418,860	936,434	885,002	1,641,029	1,857,556
Gross Revenues			*797,680*	*860,630*	*814,990*	*666,727*	*827,286*	*805,305*	*1,658,310*	*1,632,591*	*3,114,308*	*3,246,578*
Provision for credit losses			41,102	41,484	52,731	62,046	130,048	60,193	82,586	190,241	305,018	205,148
Provision for credit losses due to revision of estimate			-	-	-	-	-	185,000	-	185,000	185,000	-
Non-Interest Expenses			528,602	548,285	539,965	508,408	491,359	500,712	1,076,887	992,071	2,040,444	1,988,818
Income Before Income Taxes			*227,976*	*270,861*	*222,294*	*96,273*	*205,879*	*59,400*	*498,837*	*265,279*	*583,846*	*1,052,612*
Income taxes (teb)			82,700	97,700	75,997	60,457	75,950	23,848	180,400	99,798	236,252	398,398
Income Before Non-Controlling Interest			*145,276*	*173,161*	*146,297*	*35,816*	*129,929*	*35,552*	*318,437*	*165,481*	*347,594*	*654,214*
Non-Controlling Interest			7,134	6,946	7,552	7,175	7,340	7,423	14,080	14,763	29,490	27,420
Net Income before disc. oper. and goodwill charges			*$ 138,142*	*$ 166,215*	*$ 138,745*	*$ 28,641*	*$ 122,589*	*$ 28,129*	*$ 304,357*	*$ 150,718*	*$ 318,104*	*$ 626,794*
Discontinued operations			120	(19)	(3,459)	(2,880)	(104)	117,832	101	117,728	111,389	(45,459)
Net Income before goodwill charges			*$ 138,262*	*$ 166,196*	*$ 135,286*	*$ 25,761*	*$ 122,485*	*$ 145,961*	*$ 304,458*	*$ 268,446*	*$ 429,493*	*$ 581,335*
Goodwill charges			-	-	-	-	-	71	-	71	71	18,619
Net Income			*$ 138,262*	*$ 166,196*	*$ 135,286*	*$ 25,761*	*$ 122,485*	*$ 145,890*	*$ 304,458*	*$ 268,375*	*$ 429,422*	*$ 562,716*
Effective Tax Rate			36.3%	36.1%	34.2%	62.8%	36.9%	40.1%	36.2%	37.6%	40.5%	37.8%
Dividends on preferred shares			$ 8,165	$ 4,831	$ 4,831	$ 4,831	$ 4,831	$ 6,831	$ 12,996	$ 11,662	$ 21,324	$ 35,376
Dividends on common shares			$ 46,870	$ 47,555	$ 44,598	$ 43,213	$ 45,763	$ 40,009	$ 94,425	$ 85,772	$ 173,583	$ 155,804
Number of common shares (avg.) (in thousands)			178,348	182,728	183,124	184,134	188,794	190,450	180,538	189,622	186,624	189,925

One-time Items[1]

Net interest income (teb)			-	-	-	-	-	-	-	-	-	-
Other income (teb)			-	-	(2,000)	(137,042)	-	-	-	-	(139,042)	75,800
Provision for credit losses due to revision of estimate			-	-	-	-	-	185,000	-	185,000	185,000	-
Non- interest expenses			-	-	9,000	-	-	-	-	-	9,000	-

(1): In Q4 2002, the Bank recorded an impairment charge on investment of $2.0 million ($1.3 after taxes). Also in Q4 2002, the Bank recorded an amount of $9.0 million ($5.7 after taxes) related to the write-off of fixed assets. In Q3 2002, the Bank recorded *an impairment charge on investment of $137.0 million ($111.9 after taxes). In Q1 2002, the Bank recorded a gain of $78.5 million* on the sale of the Bank's U.S. asset-based lending operation. As a result of this transaction, the Bank also made a reversal of $65 million of the general allowance for credit loss.These amounts are included in discontinued operations. Also in Q1 2002, the Bank re-assessed the realizable value of its portfolio of impaired loans. As a result a $185 million provision for credit losses was attributable to an adjustment to the estimated allowances required for the impaired loans portfolio. In Q4 2001, the bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business.

RESULTS OF OPERATIONS AS A PERCENTAGE OF AVERAGE ASSETS

	2003				2002				YTD		Full Year	
(Taxable equivalent basis)	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**2003**	**2002**	**2002**	**2001**
in % of average assets												
Net interest income			2.06	2.08	2.17	2.10	2.08	2.16	2.07	2.12	2.13	2.01
Other income			2.60	2.77	2.63	1.81	2.69	2.34	2.69	2.51	2.37	2.68
Provision for credit losses			0.24	0.23	0.31	0.36	0.75	1.37	0.24	0.54	0.44	0.30
Non-interest expenses			3.09	3.09	3.18	2.98	2.83	2.80	3.09	2.82	2.94	2.87
Income taxes			0.48	0.55	0.45	0.36	0.44	0.13	0.52	0.28	0.34	0.58
Non-controlling interest			0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04
Income before disc. oper. and amort. of goodwill			**0.81**	**0.94**	**0.82**	**0.17**	**0.71**	**0.16**	**0.87**	**0.95**	**0.73**	**0.90**
Discontinued operations			0.00	(0.00)	(0.02)	(0.02)	(0.00)	0.66	0.00	0.33	0.16	0.16
Amortization of goodwill			-	-	-	-	-	0.00	-	0.00	0.00	0.02
Net income			0.81	0.94	0.80	0.15	0.71	0.82	0.87	1.29	0.89	0.89
Average assets ($000,000)			$70,110	$70,320	$67,348	$67,790	$71,071	$71,016	$70,217	$71,043	$69,292	$69,197
Average earning assets ($000,000)			$64,163	$63,411	$64,219	$61,792	$64,163	$64,436	$63,783	$64,302	$63,648	$61,894
In % of Average Risk-Weighted Assets												
Net interest income (teb)			3.71%	3.76%	3.75%	3.64%	3.79%	3.90%	3.73%	3.84%	3.77%	3.38%
Net income before amortization of goodwill			1.45%	1.69%	1.38%	0.26%	1.28%	1.47%	1.57%	1.38%	1.10%	1.41%
Net Income			**1.45%**	**1.69%**	**1.38%**	**0.26%**	**1.28%**	**1.47%**	**1.57%**	**1.38%**	**1.10%**	**1.37%**
Average Risk-Weighted Assets ($000,000)			$39,061	$38,952	$38,889	$38,977	$39,117	$39,347	$39,006	$39,234	$39,083	$41,101
Prime rate			4.70%	4.50%	4.50%	4.20%	3.79%	4.10%	4.60%	3.95%	4.15%	6.55%
B/A's 30 days			2.97%	2.79%	2.83%	2.51%	2.11%	2.40%	2.88%	2.26%	2.46%	4.86%
Spread			1.73%	1.71%	1.67%	1.69%	1.68%	1.70%	1.72%	1.69%	1.69%	1.69%

(in millions of dollars) (taxable equivalent basis)	2003				2002				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002
Personal and Commercial Banking											
Net interest income			300	312	304	299	289	299	612	588	1,191
Other income			147	156	149	159	142	141	303	283	591
Total Income			447	468	453	458	431	440	915	871	1,782
Operating expenses			282	273	293	273	273	274	555	547	1,113
Provision for credit losses			51	53	53	53	55	58	104	113	219
Earning before income taxes			114	142	107	132	103	108	256	211	450
Income taxes			42	51	39	48	40	39	93	79	166
Non-controlling interest			-	-	-	-	-	-	-	-	-
Earning before discontinued operations			72	91	68	84	63	69	163	132	284
Discontinued operations			-	-	-	-	-	-	-	-	-
Net Income			72	91	68	84	63	69	163	132	284
Net interest margin			3.19%	3.23%	3.15%	3.11%	3.10%	3.06%	3.21%	3.08%	3.11%
Expense ratio			63.1%	58.3%	62.4%	59.6%	63.3%	62.3%	60.7%	62.8%	62.5%
Average loans and BA's			37,759	37,531	37,280	37,327	37,579	37,893	37,643	37,739	37,519
Average assets			38,555	38,342	38,258	38,100	38,261	38,726	38,447	38,497	38,337

(in millions of dollars) (taxable equivalent basis)	2003				2002				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002
Wealth Management											
Net interest income			22	23	23	22	22	22	45	44	89
Other income			132	139	132	116	135	138	271	273	521
Total Income			154	162	155	138	157	160	316	317	610
Operating expenses			126	131	130	120	131	124	257	255	505
Provision for credit losses			-	-	1	-	-	-	-	-	1
Earning before income taxes			28	31	24	18	26	36	59	62	104
Income taxes			10	11	7	7	8	12	21	20	34
Non-controlling interest			1	1	1	1	1	1	2	2	4
Earning before discontinued operations			17	19	16	10	17	23	36	40	66
Discontinued operations			-	-	-	-	-	-	-	-	-
Net Income			17	19	16	10	17	23	36	40	66
Expense ratio			81.8%	80.9%	83.9%	87.0%	83.4%	77.5%	81.3%	80.4%	82.8%
Average loans and BA's			312	316	327	344	376	391	314	384	359
Average assets			656	672	736	749	794	799	664	797	769

(in millions of dollars) (taxable equivalent basis)	2003				2002				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002
Financial Markets											
Net interest income			69	71	83	68	77	92	140	169	320
Other income			118	166	117	134	153	105	284	258	509
Total Income			187	237	200	202	230	197	424	427	829
Operating expenses			117	128	121	103	100	93	245	193	417
Provision for credit losses			12	10	9	11	8	13	22	21	41
Earning before income taxes			58	99	70	88	122	91	157	213	371
Income taxes			21	35	22	33	44	34	56	78	133
Non-controlling interest			-	-	-	-	-	-	-	-	-
Earning before discontinued operations			37	64	48	55	78	57	101	135	238
Discontinued operations			-	-	-	-	-	-	-	-	-
Net Income			37	64	48	55	78	57	101	135	238
Expense ratio			62.6%	54.0%	60.5%	51.0%	43.5%	47.2%	57.8%	45.2%	50.3%
Average loans and BA's			8,775	8,292	9,558	7,359	8,865	8,754	8,529	8,809	8,632
Average assets			36,462	37,222	35,002	35,627	39,028	38,675	36,848	38,849	37,067

NET INCOME BY SECTOR OF ACTIVITIES

(in millions of dollars) (taxable equivalent basis)	2003				2002				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002
Other Segments											
Net interest income			(39)	(38)	(42)	(31)	(27)	(27)	(77)	(54)	(127)
Other income			48	31	49	(100)	36	35	79	71	20
Total Income			9	(7)	7	(131)	9	8	2	17	(107)
Operating expenses			4	16	(4)	12	(13)	10	20	(3)	5
Provision for credit losses			(22)	(22)	(10)	(2)	67	174	(44)	241	229
Earning before income taxes			27	(1)	21	(141)	(45)	(176)	26	(221)	(341)
Income taxes			9	1	8	(28)	(16)	(61)	10	(77)	(97)
Non-controlling interest			6	6	6	7	7	6	12	13	26
Earning before discontinued operations			12	(8)	7	(120)	(36)	(121)	4	(157)	(270)
Discontinued operations			-	-	(4)	(3)	-	118	-	118	111
Net Income			12	(8)	3	(123)	(36)	(3)	4	(39)	(159)
Average loans and BA's			(7,492)	(7,797)	(8,946)	(6,881)	(8,349)	(8,295)	(7,647)	(8,322)	(8,116)
Average assets			(5,563)	(5,916)	(6,648)	(6,686)	(7,012)	(7,184)	(5,742)	(7,099)	(6,881)
Total											
Net interest income			352	368	368	358	361	386	720	747	1,473
Other income			445	492	447	309	466	419	937	885	1,641
Total Income			797	860	815	667	827	805	1,657	1,632	3,114
Operating expenses			529	548	540	508	491	501	1,077	992	2,040
Provision for credit losses			41	41	53	62	130	245	82	375	490
Earning before income taxes			227	271	222	97	206	59	498	265	584
Income taxes			82	98	76	60	76	24	180	100	236
Non-controlling interest			7	7	7	8	8	7	14	15	30
Earning before discontinued operations			138	166	139	29	122	28	304	150	318
Discontinued operations			-	-	(4)	(3)	-	118	-	118	111
Net Income			138	166	135	26	122	146	304	268	429
Net interest margin			1.99%	2.08%	2.17%	2.10%	2.08%	2.16%	2.07%	2.12%	2.13%
Expense ratio			66.3%	63.7%	65.0%	63.3%	59.4%	62.2%	64.9%	60.8%	67.1%
Average loans and BA's			39,354	38,342	38,219	38,149	38,471	38,743	38,840	38,609	38,395
Average assets			70,110	70,320	67,348	67,790	71,071	71,016	70,217	71,043	69,292

STATEMENT OF INCOME

($000)	2003				2002				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
Net Interest Income			$ 12,952	$ 8,494	$ 12,160	$ 12,603	$ 11,883	$ 11,879	$21,446	$23,762	$ 48,525	$ 94,660
Other Income			163,456	210,102	179,010	165,092	202,897	162,226	373,558	365,123	709,225	606,078
Commissions			72,134	85,210	76,285	74,112	89,640	74,404	157,344	164,044	314,441	302,836
Non-Interest Expenses			93,940	96,732	103,498	84,993	77,541	74,959	190,672	152,500	340,991	321,303
Income Before Income Taxes			***10,334***	***36,654***	***11,387***	***18,590***	***47,599***	***24,742***	***46,988***	***72,341***	***102,318***	***76,599***
Income Taxes			3,931	12,369	330	7,476	17,036	9,938	16,300	26,974	34,780	24,267
Net Income			***6,403***	***24,285***	***11,057***	***11,114***	***30,563***	***14,804***	***30,688***	***45,367***	***67,538***	***52,332***

OTHER INCOME AND TRADING REVENUES

(unaudited) (thousands) (taxable equivalent basis)	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4 [1]	2002 Q3 [1]	2002 Q2	2002 Q1	YTD 2003	YTD 2002	Full Year 2002	Full Year 2001 [1]
Other Income												
Deposits and payment service charges			$ 41,863	$ 41,825	$ 42,385	$ 42,959	$ 42,134	$ 42,063	$ 83,688	$ 84,197	$ 169,541	$ 160,473
Commissions on loans and bankers' acceptances			64,199	68,426	60,138	63,034	60,276	61,176	132,625	121,452	244,624	239,724
Capital market fees			119,808	136,100	134,329	126,743	150,407	127,634	255,908	278,041	539,113	492,987
Foreign exchange revenues			18,324	17,355	16,557	18,657	16,191	15,351	35,679	31,542	66,756	60,876
Card service revenues			13,255	11,946	12,827	15,913	12,052	12,074	25,201	24,126	52,866	85,522
Trust services			26,279	26,642	24,568	23,598	21,451	20,653	52,921	42,104	90,270	44,996
Mutual funds			24,804	26,791	27,074	13,028	12,656	12,614	51,595	25,270	65,372	50,772
Securization			43,550	54,259	67,156	41,466	49,153	46,271	97,809	95,424	204,046	157,109
Profit & Loss on trading			55,266	49,825	21,746	35,807	37,294	27,755	105,091	65,049	122,602	227,365
Profit & Loss other than trading			(9,381)	12,909	(6,473)	(119,029)	19,698	7,852	3,528	27,550	(97,952)	71,111
Other			46,743	45,646	46,938	46,606	44,830	45,417	92,389	90,247	183,791	266,621
Total			***$ 444,710***	***$ 491,724***	***$ 447,245***	***$ 308,782***	***$ 466,142***	***$ 418,860***	***$ 936,434***	***$ 885,002***	***$ 1,641,029***	***$ 1,857,556***
As a % of total revenues (TEB)			55.8%	57.1%	54.9%	46.3%	56.3%	52.0%	56.5%	54.2%	52.7%	57.2%

(unaudited) (thousands)	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1	YTD 2003	YTD 2002	Full Year 2002	Full Year 2001
Trading revenues												
Net Interest Income			$ 14,117	$ 24,297	$ 23,218	$ 6,296	$ 6,432	$ 15,054	$ 38,414	$ 21,486	$ 51,000	$ 7,294
Other Income			55,267	49,825	21,746	35,807	37,294	27,755	105,092	65,049	122,602	227,365
Total			***$ 69,384***	***$ 74,122***	***$ 44,964***	***$ 42,103***	***$ 43,726***	***$ 42,809***	***$ 143,506***	***$ 86,535***	***$ 173,602***	***$ 234,659***

(1): In Q4 2002, the Bank recorded an impairment charge on investment of $2.0 million. In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million. In Q4 2001, the bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business.

NON-INTEREST EXPENSES

	2003				2002				YTD		Full Year	
(unaudited) (thousands)	Q4	Q3	Q2	Q1	Q4 [(1)]	Q3	Q2	Q1	2003	2002	2002	2001
Non-Interest Expenses												
Salaries and Staff benefits												
Salaries			$ 176,079	$ 184,539	$ 187,934	$ 169,192	$ 160,569	$ 168,448	$ 360,618	$ 329,017	$ 686,143	$ 642,240
Commissions			72,134	85,210	76,285	74,112	89,640	74,404	157,344	164,044	314,441	302,836
Pension plan and other staff benefits			43,891	47,625	36,093	36,123	35,840	38,724	91,516	74,564	146,780	118,709
Total Compensation			***292,104***	***317,374***	***300,312***	***279,427***	***286,049***	***281,576***	***609,478***	***567,625***	***1,147,364***	***1,063,785***
Premises, Equipment & Furniture												
Rent			24,496	24,078	21,379	21,746	21,142	21,336	48,574	42,478	85,603	86,448
Taxes & insurance			5,404	4,052	4,624	4,463	3,882	3,625	9,456	7,507	16,594	15,795
Maintenance, lighting, heating			7,002	6,221	7,001	5,519	7,520	6,103	13,223	13,623	26,143	23,998
Rental & maintenance of computers			60,687	62,708	67,401	56,134	57,978	57,430	123,395	115,408	238,943	234,632
Depreciation			12,577	11,190	22,662	14,378	13,195	12,709	23,767	25,904	62,944	46,264
Total Premises,Equipment & Furniture			***110,166***	***108,249***	***123,067***	***102,240***	***103,717***	***101,203***	***218,415***	***204,920***	***430,227***	***407,137***
Other Expenses												
Professional fees			43,294	42,565	52,293	40,902	37,509	34,726	85,859	72,235	165,430	165,594
Taxes on capital & salaries			15,868	10,832	10,348	15,562	15,741	15,880	26,700	31,621	57,531	64,332
Travel & business development			25,604	23,391	31,167	21,454	21,135	17,870	48,995	39,005	91,626	79,619
Other			41,565	45,874	22,778	48,823	27,208	49,457	87,439	76,665	148,266	208,351
Total Other Expenses			***126,331***	***122,662***	***116,586***	***126,741***	***101,593***	***117,933***	***248,993***	***219,526***	***462,853***	***517,896***
TOTAL NON-INTEREST EXPENSES			***$ 528,601***	***$ 548,285***	***$ 539,965***	***$ 508,408***	***$ 491,359***	***$ 500,712***	***$ 1,076,886***	***$ 992,071***	***$ 2,040,444***	***$ 1,988,818***

(1): In Q4 2002, the Bank recorded an amount of $9.0 million related to the write-off of fixed assets.

PROVISION FOR CREDIT LOSSES

(millions of dollars)	2003				2002				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
RETAIL			$20	$20	$20	$20	$22	$22	$40	$44	$84	$62
CREDIT CARD			8	8	8	7	8	9	16	17	32	35
COMMERCIAL			22	24	24	25	23	26	46	49	98	78
CORPORATE			12	10	9	11	8	13	22	21	41	29
REAL ESTATE												
CANADA			1	1	(2)	1	4	1	2	5	4	3
USA			-	-	3	-	(2)	-	-	(2)	1	-
Total Real Estate			*1*	*1*	*1*	*1*	*2*	*1*	*2*	*3*	*5*	*3*
TREASURY			-	-	-	-	-	-	-	-	-	2
OTHER[1]			(12)	(11)	(1)	6	105	182	(23)	287	292	19
CREDIT CARD SECURIZATION			(10)	(11)	(8)	(8)	(8)	(8)	(21)	(16)	(32)	(23)
GENERAL			-	-	-	-	(30)	-	-	(30)	(30)	-
Total before Sovereign Risk General Reserve			*41*	*41*	*53*	*62*	*130*	*245*	*82*	*375*	*490*	*205*
SOVEREIGN RISK GENERAL RESERVE					-	-	-	-	-	-	-	-
Total			*41*	*41*	*53*	*62*	*130*	*245*	*82*	*375*	*490*	*205*
As a % of loans and BA's											1.12%	0.43%

Note: The provision for credit losses allocated to each business segment is calculated using the anticipated loss methodology. The difference with actual loan losses is posted in the other segment.

(1): Includes a revision of provision estimate of $185 million in Q1 2002.

CONDENSED CONSOLIDATED BALANCE SHEET

(unaudited)(millions of dollars)	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1	End Of Year 2002	End Of Year 2001
Assets										
Cash resources			$ 5,583	$ 6,432	$ 6,864	$ 6,891	$ 8,332	$ 9,058	$ 6,864	$ 5,832
Securities			21,276	19,058	19,967	18,197	18,153	19,008	19,967	17,872
Loans										
Residential mortgages			13,144	12,957	12,863	12,492	12,217	12,258	12,863	11,855
Personal and credit cards			5,905	5,731	5,548	5,711	5,930	5,620	5,548	5,812
Business and government			19,589	18,477	20,035	19,834	18,368	18,308	20,035	22,684
Securities purchased under reverse repurchase agreements			3,419	3,426	2,366	2,671	5,162	4,730	2,366	4,041
Total Loans			**42,057**	**40,591**	**40,812**	**40,708**	**41,677**	**40,916**	**40,812**	**44,392**
Customers' *liability under bankers' acceptances*			3,128	3,134	2,988	2,773	3,027	3,033	2,988	3,593
Assets held for disposal			225	281	313	415	567	610	313	-
Other assets			3,522	3,629	3,667	3,113	2,914	3,345	3,667	4,277
Total Assets			**$ 75,791**	**$ 73,125**	**$ 74,611**	**$ 72,097**	**$ 74,670**	**$ 75,970**	**$ 74,611**	**$ 75,966**
Liabilities										
Deposits										
Personal			$ 23,234	$ 23,000	$ 22,607	$ 22,456	$ 22,572	$ 22,388	$ 22,607	$ 21,857
Business and government			22,741	21,400	22,582	22,607	21,635	22,121	22,582	23,362
Deposit-taking institutions			4,209	5,530	6,501	6,227	6,879	6,016	6,501	6,217
Total Deposits			**50,184**	**49,930**	**51,690**	**51,290**	**51,086**	**50,525**	**51,690**	**51,436**
Others										
Acceptances			3,128	3,134	2,988	2,773	3,027	3,033	2,988	3,593
Other liabilities			16,864	14,309	14,440	12,600	15,012	16,640	14,440	15,174
Subordinated debentures			1,553	1,581	1,592	1,600	1,630	1,645	1,592	1,647
Total Others			**21,545**	**19,024**	**19,020**	**16,973**	**19,669**	**21,318**	**19,020**	**20,414**
Shareholders' equity										
Preferred shares			500	500	300	300	300	400	300	492
Common shares			1,583	1,633	1,639	1,637	1,628	1,672	1,639	1,668
Retained earnings			1,979	2,038	1,962	1,897	1,987	2,055	1,962	1,956
Total Shareholders' equity			**4,062**	**4,171**	**3,901**	**3,834**	**3,915**	**4,127**	**3,901**	**4,116**
Total Liabilities & Shareholders' Equity			**$ 75,791**	**$ 73,125**	**$ 74,611**	**$ 72,097**	**$ 74,670**	**$ 75,970**	**$ 74,611**	**$ 75,966**
Mortgage securization			$ 4,518	$ 4,673	$ 4,729	$ 5,063	$ 5,161	$ 5,153	$ 4,729	$ 5,343
Credit card securization			$ 950	$ 1,000	$ 1,200	$ 950	$ 950	$ 950	$ 1,200	$ 950
Consumer loans securization			$ 235	$ 290	$ 348	$ 417	$ 534	$ 591	$ 348	$ 687
Direct loans securization			$ 515	$ 515	$ 515	$ 515	$ -	$ -	$ 515	$ -
Mutual funds			$ 9,229	$ 9,415	$ 9,440	$ 5,081	$ 5,279	$ 5,101	$ 9,440	$ 4,808
Securities - excess of market value over book			$ 23	$ 9	$ (10)	$ (8)	$ (61)	$ (3)	$ (10)	$ (27)
Number of shares outstanding (000's)			175,670	181,563	182,596	183,256	185,109	190,500	182,596	190,331
Domestic Gap < 1 year			1,279	730	(177)	578	951	4,369	(177)	(191)
> 1 year			1,827	2,597	3,409	2,587	2,203	(1,178)	3,409	3132

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)(millions of dollars)	2003				2002				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
Opening balance			4,171	3,901	3,834	3,915	4,127	4,116	3,901	4,116	4,116	3,828
Prior period adjustments			-	-	-	-	-	-	-	-	-	(77)
Issuance (redemption) of common shares			(50)	(6)	2	9	(44)	4	(56)	(40)	(29)	15
Issuance of preferred shares			-	200	-	-	-	-	200	-	-	-
Redemption of preferred shares, Serie 10 and 11				-	-	-	(100)	(92)	-	(192)	(192)	-
Net income			138	166	135	26	122	146	304	268	429	563
Dividends on common shares			(47)	(48)	(45)	(43)	(46)	(40)	(95)	(86)	(174)	(156)
Dividends on preferred shares			(8)	(5)	(4)	(5)	(5)	(7)	(13)	(12)	(21)	(35)
Income taxes related to dividends on preferred shares, Series 10,11,12 and 13			(1)	-	(1)	-	(1)	-	(1)	(1)	(2)	(2)
Gain (losses) on redemption of subordinated debenture, net of income taxes			-	-	-	-	-	-	-	-	-	(28)
Share issuance expenses, net of income taxes			1	(4)	-	-	-	-	(3)	-	-	-
Unrealized foreign exchange losses, net of income taxes			(2)	-	-	-	(2)	-	(2)	(2)	(2)	8
Premium paid on common shares purchased for cancellation			(140)	(33)	(20)	(68)	(136)	-	(173)	(136)	(224)	-
Closing balance			4,062	4,171	3,901	3,834	3,915	4,127	4,062	3,915	3,901	4,116
Shareholders' equity												
Preferred shares			500	500	300	300	300	400	500	300	300	492
Common shares			1,583	1,633	1,639	1,637	1,628	1,672	1,583	1,628	1,639	1,668
Retained earnings			1,979	2,038	1,962	1,897	1,987	2,055	1,979	1,987	1,962	1,956
Closing balance			4,062	4,171	3,901	3,834	3,915	4,127	4,062	3,915	3,901	4,116

ASSETS UNDER ADMINISTRATION/ MANAGEMENT

(millions of dollars)

	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Altamira	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	Total 2003	Total 2002
as at April 30, 2003									
Assets under administration									
Institutional	30,341	3,630	-	572	-	-	-	34,543	34,333
Personal	-	57,461	-	-	-	5,937	-	63,398	60,275
Mutual funds	4,412	7	5,119	-	-	-	-	9,538	11,122
Mortgage loans sold to third parties	-	-	-	-	-	-	4,518	4,518	6,294
Total assets under administration	**34,753**	**61,098**	**5,119**	**572**	**-**	**5,937**	**4,518**	**111,997**	**112,024**
Assets under management									
Personal	2,121	-	-	-	-	-	-	2,121	2,034
Managed portfolios	-	1,467	-	-	10,067	2,220	-	13,754	13,463
Mutual funds	-	-	-	4,110	7,872	-	-	11,982	7,993
Total assets under management	**2,121**	**1,467**	**-**	**4,110**	**17,939**	**2,220**	**-**	**27,857**	**23,490**
Total assets under administration / management	**36,874**	**62,565**	**5,119**	**4,682**	**17,939**	**8,157**	**4,518**	**139,854**	**135,514**

	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Altamira	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	2002	2001
as at April 30, 2002									
Assets under administration									
Institutional	29,778	4,555	-	-	-	-	-	34,333	34,123
Personal	-	54,609	-	-	-	5,666	-	60,275	50,276
Mutual funds	5,827	16	5,279	-	-	-	-	11,122	9,003
Mortgage loans sold to third parties	-	1,133	-	-	-	-	5,161	6,294	6,298
Total assets under administration	**35,605**	**60,313**	**5,279**	**-**	**-**	**5,666**	**5,161**	**112,024**	**99,700**
Assets under management									
Personal	2,034	-	-	-	-	-	-	2,034	1,941
Managed portfolios	-	1,363	-	-	10,278	1,822	-	13,463	12,007
Mutual funds	-	-	-	-	7,993	-	-	7,993	5,854
Total assets under management	**2,034**	**1,363**	**-**	**-**	**18,271**	**1,822**	**-**	**23,490**	**19,802**
Total assets under administration / management	**37,639**	**61,676**	**5,279**	**-**	**18,271**	**7,488**	**5,161**	**135,514**	**119,502**

GROSS IMPAIRED LOANS

($ millions)	2003				2002				End Of Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001
RETAIL			$72.4	$74.0	$89.6	$102.6	$138.2	$159.8	$89.6	$251.4
COMMERCIAL			221.6	233.1	225.3	265.1	258.2	275.7	225.3	398.5
CORPORATE			84.4	53.9	73.3	166.0	167.0	37.4	73.3	43.5
REAL ESTATE										
-Canada			59.6	68.6	83.2	74.0	69.6	69.8	83.2	70.4
-United States			-	-	-	-	0.4	0.5	-	3.7
Total Real Estate			59.6	68.6	83.2	74.0	70.0	70.3	83.2	74.1
DISCONTINUED OPERATIONS			-	-	-	-	-	-	-	148.7
TREASURY			4.2	4.5	4.6	4.6	5.2	5.3	4.6	5.3
OTHER			1.4	2.3	3.1	2.9	8.2	11.5	3.1	10.5
GENERAL ALLOWANCE			-	-	-	-	-	-	-	-
PRIVATE RISKS			**443.6**	**436.4**	**479.1**	**615.2**	**646.8**	**560.0**	**479.1**	**932.0**
DESIGNATED COUNTRIES			23.1	24.3	24.0	24.3	23.3	8.5	24.0	38.2
TOTAL			**$466.7**	**$460.7**	**$503.1**	**$639.5**	**$670.1**	**$568.5**	**$503.1**	**$970.2**
AS A % OF LOANS AND ACCEPTANCES			**1.0%**	**1.1%**	**1.1%**	**1.5%**	**1.5%**	**1.3%**	**1.1%**	**2.0%**

	2003				2002				Full Year		
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2001
Opening balance			460	503	640	670	568	970	503	970	992
Write-off			(30)	(72)	(154)	(64)	(80)	(332)	(102)	(630)	(367)
Formation			37	29	17	34	182	123	66	356	345
Transfert to assets held for disposal			-	-	-	-	-	(193)	-	(193)	-
Closing balance			467	460	503	640	670	568	467	503	970

NET IMPAIRED LOANS

($ millions)	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1	End Of Year 2002	End Of Year 2001
RETAIL			$40.0	$42.5	$59.4	$65.5	$81.6	$95.8	$59.4	$210.7
COMMERCIAL			115.6	118.9	97.2	122.7	129.2	143.9	97.2	210.4
CORPORATE			33.3	19.1	36.1	49.0	53.2	20.0	36.1	14.5
REAL ESTATE										
-Canada			35.9	44.9	46.0	36.6	39.7	39.0	46.0	29.2
-United States			-	-	-	-	-	-	-	2.8
Total Real Estate			35.9	44.9	46.0	36.6	39.7	39.0	46.0	32.0
DISCONTINUED OPERATIONS			-	-	-	-	-	-	-	117.3
TREASURY			0.1	3.0	3.0	2.8	2.7	2.8	3.0	2.8
OTHER			(0.4)	-	2.2	2.1	4.3	5.6	2.2	3.3
GENERAL ALLOWANCE			(405.0)	(405.0)	(405.0)	(405.0)	(405.0)	(435.0)	(405.0)	(500.0)
PRIVATE RISKS			**(180.5)**	**(176.6)**	**(161.1)**	**(126.3)**	**(94.3)**	**(127.9)**	**(161.1)**	**91.0**
DESIGNATED COUNTRIES			1.7	1.9	1.9	1.9	1.9	-	1.9	-
TOTAL			**$(178.8)**	**$(174.7)**	**$(159.2)**	**$(124.4)**	**$(92.4)**	**$(127.9)**	**$(159.2)**	**$ 91.0**
AS A % OF LOANS AND ACCEPTANCES			**-0.4%**	**-0.4%**	**-0.4%**	**-0.3%**	**-0.2%**	**-0.3%**	**-0.4%**	**0.2%**

Real Estate	2003				2002			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
CANADA			$501.0	$460.0	$475.0	$448.0	$433.0	$446.0
UNITED STATES			59.0	66.0	69.0	69.0	93.0	107.0
GROSS TOTAL			**560.0**	**526.0**	**544.0**	**517.0**	**526.0**	**553.0**
ALLOWANCE FOR LOAN IMPAIRMENT								
- CANADA.			23.7	23.7	37.2	37.4	29.9	30.8
- U.S.A.			-	-	-	-	0.4	0.5
ALLOWANCE FOR LOAN IMPAIRMENT			**23.7**	**23.7**	**37.2**	**37.4**	**30.3**	**31.3**
NET	**$-**	**$-**	**$536.3**	**$502.3**	**$506.8**	**$479.6**	**$495.7**	**$521.7**

Telecom	2003				2002			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cable			$136	$117	$126	$122	$119	$110
% investment grade			*41.18%*	*29.06%*	*31.75%*	*29.76%*	*30.87%*	*24.73%*
% non-investment			*58.82%*	*70.94%*	*68.25%*	*70.24%*	*69.13%*	*75.27%*
% of loans and BA's			*0.30%*	*0.27%*	*0.29%*	*0.28%*	*0.27%*	*0.25%*
Wireless and Wireline			104	162	152	244	243	366
% investment grade			*30.77%*	*24.69%*	*25.66%*	*42.46%*	*36.41%*	*63.21%*
% non-investment			*69.23%*	*75.31%*	*74.34%*	*57.54%*	*63.59%*	*36.79%*
% of loans and BA's			*0.23%*	*0.37%*	*0.35%*	*0.56%*	*0.54%*	*0.83%*
Total			*240*	*279*	*278*	*366*	*362*	*476*
% investment grade			*36.67%*	*26.52%*	*28.42%*	*38.22%*	*34.59%*	*54.32%*
% non-investment			*63.33%*	*73.48%*	*71.58%*	*61.78%*	*65.41%*	*45.68%*
% of loans and BA's			*0.53%*	*0.64%*	*0.63%*	*0.84%*	*0.81%*	*1.08%*

Electric Power and Power Generation	2003				2002			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Regulated Utilities			$11	$2	$2			
% investment grade			*100.00%*	*100.00%*	*100.00%*			
% non-investment			*0.00%*	*0.00%*	*0.00%*			
% of loans and BA's			*0.02%*	*0.00%*	*0.00%*			
Generation Projects with PPA's			137	160	178			
% investment grade			*39.42%*	*19.38%*	*37.64%*			
% non-investment			*60.58%*	*80.63%*	*62.36%*			
% of loans and BA's			*0.30%*	*0.37%*	*0.41%*			
Other Generation Projects			34	18	29			
% investment grade			*47.06%*	*55.56%*	*34.48%*			
% non-investment			*52.94%*	*44.44%*	*65.52%*			
% of loans and BA's			*0.08%*	*0.04%*	*0.07%*			
Total			*182*	*180*	*209*			
% investment grade			*44.51%*	*23.89%*	*37.80%*			
% non-investment			*55.49%*	*76.11%*	*62.20%*			
% of loans and BA's			*0.40%*	*0.41%*	*0.48%*			

RISK-ADJUSTED CAPITAL RATIOS

	2003				2002			
(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Tier I capital								
Common shareholders' equity			$3,562	$3,671	$3,601	$3,534	$3,615	$3,727
Non-cum. preferred shares, permanent			500	500	300	300	300	400
Non-controlling interest			3	2	19	18	17	18
Innovative instruments			430	456	467	475	471	476
Less: goodwill			660	660	661	352	284	284
Total Tier I			**$3,835**	**$3,969**	**$3,726**	**$3,975**	**$4,119**	**$4,337**
Tier II capital								
Cumulative preferred shares			$-	$-	$-	$-	$-	$-
Bank debentures			1,478	1,505	1,524	1,540	1,570	1,585
General provision			341	340	341	341	338	341
Total Tier II			**$1,819**	**$1,845**	**$1,865**	**$1,881**	**$1,908**	**$1,926**
Other deductions			243	251	296	297	407	431
TOTAL CAPITAL			**$5,411**	**$5,563**	**$5,295**	**$5,559**	**$5,620**	**$5,832**
Risk-adjusted balance sheet items								
Cash resources			$1,186	$1,333	$1,421	$1,405	$1,702	$1,915
Securities			2,659	2,947	2,336	2,213	2,215	2,433
Mortgage loans			4,039	4,108	3,971	3,787	3,601	3,634
Other loans			19,639	18,645	19,818	20,683	19,733	19,530
Other assets			5,376	5,330	5,117	4,568	4,900	4,935
Total Risk-adjusted balance sheet items			**$32,899**	**$32,363**	**$32,663**	**$32,656**	**$32,151**	**$32,447**
Risk-adjusted off-balance sheet items								
Commitments to extend credit								
L/G, L/C and trans.-related contingent			866	918	750	802	984	816
Commitments to extend credit			3,651	3,957	3,873	3,901	3,961	4,086
Interest rate contracts			115	145	161	119	101	110
Foreign exchange contracts			217	183	221	283	261	322
Equity-linked contracts			109	92	96	51	68	85
Commodity			80	101	65	64	58	57
Total Risk-adjusted off-balance sheet items			**$5,038**	**$5,396**	**$5,166**	**$5,220**	**$5,433**	**$5,476**
Risk-adjusted market risk items			$1,124	$1,193	$1,149	$1,164	$1,086	$1,061
TOTAL RISK-ADJUSTED ASSETS			**$39,061**	**$38,952**	**$38,978**	**$39,040**	**$38,670**	**$38,984**
Risk-adjusted ratios								
Tier I			9.8%	10.2%	9.6%	10.2%	10.7%	11.1%
Total			13.9%	14.3%	13.6%	14.2%	14.5%	15.0%

(millions of dollars)

	2003				2002				End Of Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001
FOREIGN EXCHANGE RELATED CONTRACTS										
Swaps			38,000	32,996	41,174	41,789	41,438	43,935	41,174	31,278
Options - purchased			5,642	6,261	7,607	7,366	6,246	8,374	7,607	9,636
- sold			4,964	5,605	7,096	7,667	5,305	7,593	7,096	8,075
Futures			6,862	7,368	7,340	7,567	6,855	8,877	7,340	8,854
Total Notional Amount			*55,468*	*52,230*	*63,217*	*64,389*	*59,844*	*68,779*	*63,217*	*57,843*
Replacement cost (1)			445	267	314	430	302	419	314	538
Future credit risk			436	415	502	517	490	614	502	602
Credit equivalent (2)			880	682	815	947	792	1,033	815	1,141
Risk-weighted equivalent			217	183	221	283	261	322	221	374
INTEREST RATE RELATED CONTRACTS										
Swaps			93,448	70,539	67,820	63,871	69,890	72,202	67,820	64,011
Options - purchased			43,203	34,197	33,917	33,988	35,239	31,786	33,917	30,351
- sold			47,397	44,494	59,700	31,929	35,669	40,629	59,700	53,561
Futures			3,606	3,663	8,561	2,962	5,727	5,004	8,561	4,531
Total Notional Amount			*187,654*	*152,893*	*169,998*	*132,750*	*146,525*	*149,621*	*169,998*	*152,454*
Replacement cost (1)			479	560	579	458	314	354	579	392
Future credit risk			165	151	140	134	128	125	140	112
Credit equivalent (2)			643	712	720	592	442	479	720	504
Risk-weighted equivalent			115	145	161	119	101	109	161	106
FINANCIAL FUTURES										
Total Notional Amount			*22,123*	*14,890*	*14,273*	*9,939*	*16,762*	*13,286*	*14,273*	*17,520*
EQUITY AND COMMODITY CONTRACTS										
Total Notional Amount			*7,816*	*11,111*	*5,044*	*3,621*	*4,086*	*13,901*	*5,044*	*7,759*
Replacement cost (1)			347	411	345	104	130	143	345	133
Future credit risk			346	269	257	249	231	690	257	325
Credit equivalent (2)			693	679	602	353	361	833	602	458
Risk-weighted equivalent			189	193	161	116	127	143	161	148
TOTAL DERIVATIVES										
Total Notional Amount			*273,061*	*231,124*	*252,532*	*210,699*	*227,217*	*245,587*	*252,532*	*235,576*
Replacement cost (1)			1,271	1,238	1,238	992	746	916	1,238	1,063
Future credit risk			947	835	899	900	849	1,429	899	1,039
Credit equivalent (2)			2,216	2,073	2,137	1,892	1,595	2,345	2,137	2,103
Risk-weighted equivalent			521	521	543	518	489	574	543	628

(1) Gross positive replacement cost after permissible netting

(2) Taking into account permissible netting

	2003				2002			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Credit Rating								
Moody's (Long Term Debt Senior)			A1	A1	A1	A1	A1	A1
Standard & Poor's/CBRS (Long Term Debt)			A	A	A	A	A	A
DBRS (Debentures)			A(Low)	A(Low)	A(Low)	A(Low)	A(Low)	A(Low)
Fitch (Long-Term)			A+	A+	A+	A+	A+	A+
Stock Trading Range and Other Informations								
High			$ 35.15	$ 33.10	$ 32.50	$ 33.73	$ 34.93	$ 30.07
Low			$ 31.26	$ 29.95	$ 27.00	$ 29.01	$ 29.14	$ 24.70
Close			$ 34.90	$ 31.76	$ 29.39	$ 31.60	$ 33.40	$ 30.00
Number of registered shareholders			28,189	28,402	28,549	28,750	29,101	29,476
Valuation								
Market Capitalization (in millions of $)			$ 6,131	$ 5,766	$ 5,366	$ 5,791	$ 6,183	$ 5,715
P/E Ratio (Trailing 4 Quarters)			14.30	13.63	13.48	14.50	12.10	10.60
Market price/Book value			1.72	1.57	1.49	1.64	1.71	1.53
Dividend payout (trailing 4 quarters)			40.98%	42.06%	42.66%	41.28%	31.52%	29.68%
Dividend yield (annualized)			2.98%	3.27%	3.27%	3.04%	2.87%	2.80%

The Common Shares of the Bank as well as the First Preferred Shares 12, Series 13, and Series 15 are listed on the Toronto and Vancouver stock exchanges.
The ticker symbols and newspaper abbreviations for the Bank's shares listed are as follow:

	Ticker Symbol	Newspaper Abbreviations Toronto
Common Shares	**NA**	**National Bk**
First Preferred Shares		
Series 12	NA.PR.I	Natl Bk 12
Series 13	NA.PR.J	Natl Bk 13
Series 15	NA.PR.K	Natl Bk 15


VaR - Global Trading - Q1 2003 to Q2 2003
(Maximum 1-day loss at 99%)
7000000
6000000
5000000
4000000
3000000
2000000
1000000
0
1-Nov-02
15-Nov-02
29-Nov-02
13-Dec-02
27-Dec-02
10-Jan-03
24-Jan-03
7-Feb-03
21-Feb-03
7-Mar-03
21-Mar-03
4-Apr-03
18-Apr-03